August 3, 2012

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities

    and Exchange Commission

Washington, D.C. 20549

Re:	CHS Inc.
Form 10-K for the Year Ended August 31, 2011
Filed November 14, 2011
Form 10-Q for the Quarter Ended February 29, 2012
Filed April 11, 2012
File No. 000-50150

Dear Ms. Cvrkel:

The following is CHS Inc.’s response to the Security and Exchange Commission’s July 24, 2012 Comment Letter with respect to the Forms 10-K and 10-Q referenced above:

Form 10-K for the Year Ended August 31, 2011

Notes to the Financial Statements

Note 8. Income Taxes, page F-23

1.	We note that in fiscal 2010 and 2011 the reconciliation of the statutory federal income tax rates to the effective tax rates includes a line titled “other.” In light of the significance of this amount in these fiscal years, please tell us the nature of this reconciling item.

RESPONSE:

Rule 4-08(h) of Regulation S-X requires disclosure of individual reconciling items that are more than 5% of the amount computed by multiplying pretax income by the statutory tax rate, or 1.75% for fiscal 2011 and 2010. In fiscal 2011 and 2010, there was one item that we did not separately disclose that meets this requirement. The item was “non-controlling interests”, which relates to patronage paid to non-controlling interests of certain of our partially-owned subsidiaries. The “non-controlling interests” represented (3.0)% and (2.0)% for fiscal 2011 and 2010, respectively. We will disclose this item, as well as any other items that meet this requirement in future filings. No other individual items included in “other” exceeded the 1.75% disclosure threshold.

Linda Cvrkel

August 3, 2012

Note 10, Benefit Plans, page F-26

2.	We note your disclosure that in 2011 the benefit obligation for Qualified Pension Benefits decreased by approximately $11 million due to an assumption change. Please tell us and revise the notes to the financial statements to disclose the nature and reason for this assumption change.

RESPONSE:

The $11 million decrease to our Qualified Pension Benefits liability for the fiscal year ended August 31, 2011 that was disclosed as an assumption change was the impact from increasing the discount rate assumption for the CHS and NCRA qualified pension plans. The increase in the discount rates was due to the increase in the yield curves for investment-grade corporate bonds which is a component of the measurement that CHS and NCRA have historically used. As the $11 million assumption change for fiscal year 2011 is not material, we did not disclose the nature of the change. We did, however, disclose the reason for the material $54 million assumption change for fiscal year 2010, and we will continue to disclose the nature and reason for material assumption changes.

Note 11. Segment Reporting, page F-30

3.	We note from your disclosures in the Business section that the AG Business segment includes the following business activities: crop nutrients; country operations; grain marketing; and oilseed processing. We also note that on pages five through ten you discuss these business activities which appear to have differing operations, products and services, and customers. We also note that your AG Business segment is the largest of your three reportable segments relative to your consolidated sales, as it represents approximately $25.7 billion (or 70%) of the $36.9 billion consolidated sales in fiscal 2011. In light of the differences in business activities which comprise the AG Business segment, it appears the aggregation criteria outlined in ASC Topic 280-10-50-11 may not have been met. Please re-evaluate your segment reporting of AG Business to consider further disaggregation of these four operating businesses into separate reportable business segments. In the event management still continues to believe aggregation of these businesses as one reportable segment is appropriate under the above accounting guidance, please provide a clear and complete response that provides all the information as specified below:

(1)	an organizational flowchart of AG Business segment detailing all of its operating segments;

(2)	the chief operating decision maker(s) (“CODM”) of the Ag Business segment and how executive management of this segment is structured and resources are allocated to the operating segments that comprise the AG Business segment;

Linda Cvrkel

August 3, 2012

(3)	a detailed discussion of each factor in ASC Topic 280-10-50-11 that enables management to support its conclusions that aggregation of all operating segments into the one reportable AG Business segment is appropriate;

(4)	discrete separate financial information for the crop nutrients, country operations, grain marketing, and oilseed processing businesses for each of the last three (2009-2011) fiscal years and subsequent 2012 interim periods detailing revenues, operating income and geographic sales information, respectively. Please also tell us how much of the sales (quantified) for each of these businesses went to similar customers; and

(5)	a representative sample copy of the discrete financial information that is regularly furnished (on a quarterly or annual basis) to the CODM for the Ag Business segment.

After your additional consideration and re-evaluation of this matter, please either revise your financial reporting or advise as applicable. We may have further comment if management continues to believe that the current reporting of AG Business segment as one reportable segment is appropriate.

RESPONSE:

We have evaluated the guidance ASC 280-10-50-11. We have considered all criteria including the objectives and principals in the standard, economic similarity, and the qualitative characteristics as defined in the standard. We believe that aggregating the four operating segments in the Ag Business reportable segment is consistent with the objective s and basic principles of ASC 280. The following discussion outlines this assessment and conclusion.

We have provided in Appendix 1 our organizational flowchart for Ag Business as of August 31, 2011 as this corresponds with our fiscal 2011 Form 10-K. Our Grain Marketing and Crop Nutrients operating segments are combined under each of the three geographic leaders.

Background:

We operate several business units, which operate primarily in the energy and agribusiness industries. Public entities are required to report certain financial information and disclosures at the reporting segment level. We report two reporting segments in our interim and annual consolidated financial statements—Energy and Ag Business, with Corporate and Other reporting the other businesses not included in our segments. We have aligned our reporting segments based on an assessment of how our businesses operate and in accordance with authoritative guidance on operating segment aggregation.

Discussion/Analysis:

Below are the CHS operating segments in our Ag Business reportable segment based on the management reporting system. Each operating segment listed below represents an operating segment for which discrete financial information is available and is distributed to our CEO, Carl Casale, and the Board of Directors. Our CEO is the CODM. The CODM and the Board of Directors each receive a monthly reporting package. The monthly reporting package contains monthly

Linda Cvrkel

August 3, 2012

operating results, including comparisons to budget for each of the following Ag Business operating segments:

1.	Crop Nutrients

2.	Country Operations

3.	Grain Marketing

4.	Oilseed Processing

Based on the aggregation criteria described in ASC 280-10-50-11, these operating segments are combined to form the Ag Business Reportable Segment.

Ag Business Segment

The businesses in our Ag Business segment have similar economic characteristics due to the similar nature of the agricultural commodities that the businesses handle. These businesses are very integrated, for example, our Country Operations division sells approximately 60-70% of the total grain volumes it procures to our Grain Marketing division. In addition, Country Operations purchases significant amounts of fertilizer products from our Crop Nutrients division. Our Oilseed Processing business procures soybeans from members and our Country Operations division for further processing. Appendix 2, which has been provided supplementally and for which confidential treatment is requested, shows revenues by operating division broken down by internal sales to other divisions and sales to external customers.

In addition, the annual patronage that we issue to our members is also an integrated calculation between all of the businesses in the Ag Business reportable segment. Annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. For example, Grain Marketing uses the grain volumes it purchases to proportionately allocate its patronage earnings, which includes the grain volumes purchased from Country Operations. The earnings allocated to Country Operations for patronage purposes are then further allocated to the member producers that Country Operations procures its grain from throughout the country. Therefore, our members that transact with one of our Ag businesses are generally impacted by the profitability of the Ag Business reportable segment as a whole, not necessarily one particular business unit.

Profitability of each operating segment is the primary financial metric that is regularly reviewed by the CODM. Our measure of operating segment profitability (“Operating Segment Earnings”) is defined as operating segment earnings adjusted for gains/losses on investments, interest (net), equity income from investments, and is exclusive of income attributable to non-controlling interests. As each operating segment in Ag Business operates in commodity-based businesses, Operating Segment Earnings are generally between 1%-3% of revenues amongst the Ag Business operating segments.

Operating Segment Earnings of the businesses is affected by the same fundamental characteristics: global supply and demand of grain and grain-related products, and producer profitability. As an example, if the price of corn increases, producer’s profitability also generally increases, which in turn

Linda Cvrkel

August 3, 2012

drives up future corn production, which causes an increase in demand for fertilizer, which drives up the price of fertilizer, resulting in increased profitability for most of our operating divisions. Each business in the Ag Business segment is similarly impacted by fluctuations in the levels of supply and demand, both domestic and international, commodity prices, and transportation costs and conditions. Supply is similarly affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Each business in this segment has similar commodity risk management requirements.

As each operating segment in Ag Business operates in commodity-based businesses, Operating Segment Earnings generally fluctuate between 1%-3% of revenues for our Ag businesses. As indicated in Appendix 3, which has been provided supplementally and for which confidential treatment is requested, the five-year average operating segment margin for the Ag segment is 1.4%. Within the segment, our Ag businesses averaged between 0.9% and 2.5%. While this shows some variance in margins between the businesses, it also shows that our businesses all earn very low operating segment margins that are indicative of the commodities nature of the business.

While year-over-year Operating Segment Earnings growth fluctuates in magnitude by business unit, it generally moves in the same direction amongst our Ag businesses as they are impacted by similar market forces. As evident when reviewing year-over-year Operating Segment Earnings growth, both fiscal 2011 compared to 2010 and fiscal 2008 compared to 2007 show significant growth in all of our Ag businesses. Conversely, when comparing fiscal 2009 to 2008, there is a significant decline in Operating Segment Earnings for all Ag businesses. When comparing fiscal 2010 to 2009, each Operating Segment Earnings increased, with the exception of Grain Marketing which was only slightly down due to a reduction in income from our equity investees in which we do not have control. .

Similar to Operating Segment Earnings, each division’s revenues moved in the same direction when comparing year-over-year sales for all years presented. Our revenues are greatly impacted by commodities prices and can fluctuate significantly due to market forces. However, as previously discussed, the interdependencies that exist amongst agricultural commodities generally result in prices moving in tandem.

In addition to our annual results, in analyzing our year-to-date results for fiscal 2012 each operating division’s results in Ag Business reflects decreased Operating Segment Earnings as compared to fiscal 2011, with the exception of Crop Nutrients whose results increased as a result of favorable spring weather which led to an early application of fertilizer and resulted in larger sales volumes as the season was lengthened. While, due to seasonality, we believe that analyzing our annual results are more indicative of our Ag business units’ performance, the year-to-date results for fiscal 2012 are in line with our expectations.

The aggregation criteria in the standard require us to evaluate all criteria including the objectives and principals in the standard, economic similarity, and the qualitative characteristics as defined in the standard. The preceding paragraphs address the economic similarities of the four operating segments and how those similarities address the objectives and principals of the standard. Below we have summarized the other qualitative aggregation factors required by the standard.

Linda Cvrkel

August 3, 2012

Operating Segment	Products	Production Process	Class of Customers	Distribution Methods	Regulatory Environment

Grain Marketing	Grain and oilseed	Originate crop- based commodities and further blend those inputs to meet customer specifications. Commodities are generally purchased from members.	Food processors, wholesale distributors, grain, ethanol and feed companies.	River barges, truck, rail, and ocean-going vessels	Subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies

Country Operations	Grain, crop nutrients (nitrogen, phosphorus, potassium and sulfate based products) energy, feed and seed products and processed sunflower products	Originate crop- based commodities and further process or blend those inputs to meet customer specifications. Commodities are generally purchased or sold from or to members.	Grain Marketing division, members, wholesale distributors, independent grain, ethanol and feed companies.	River barges, truck, and rail,	Subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies

Crop Nutrients	Nitrogen, phosphorus, potassium and sulfate based products	Originate agricultural fertilizer commodities further process or blend those inputs to meet customer specifications. Commodities are generally sold to members.	Country Operations division, members, wholesale distributors and ethanol companies.	Shipped by rail, barges or truck	Subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies

Linda Cvrkel

August 3, 2012

Oilseed Processing	Refined soybean products	Originate crop- based commodities and further process to meet customer specifications. Commodities are generally purchased from members.	Food processors, bio diesel and feed companies.	River barges, truck and rail,	Subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies

a.	Similar nature of products

The products in our Ag Business are similar in nature as all are agricultural commodity-based products. Our Ag Business reportable segment’s sale of grain, soybeans, processed soybeans, fertilizer and our other products results in similar economic results as described above. The Ag Business segments represent a vertically integrated organization, culminating in the sales of agricultural-based products.

b.	Similar nature of production process

Crop Nutrients, Country Operations, and Grain Marketing, originate agricultural commodities and further blend those inputs to meet customer specifications. Oilseed Processing will also originate agricultural based commodities (soybeans), however, they then convert these soybeans to soy-based products in our processing facilities to meet customer specifications. While we acknowledge the differing amount of “production” in our businesses, our ultimate goal is to process or blend agriculture commodities to meet our customer specifications.

Linda Cvrkel

August 3, 2012

c.	Similar type or class of customers

As an integrated agricultural cooperative, the CHS mission is to serve the farmer-producer. We do this through providing products and services to, and marketing the grain of, producers either through our member cooperatives or company-owned Country Operations locations. CHS has a unique business structure that includes the issuance of patronage to our members as they serve as our customers for products we sell, and also serve as our suppliers of grain that they produce. It is the overlap of our member cooperatives and producers that we serve throughout our businesses which largely contributes to the integration of our Ag Business reporting segment. Because of our vast 72,000 member producers and 1,200 member cooperatives, there is not a concentration of purchases from or sales to any one external customer/member. Our members that transact with one of our operating segments are generally impacted by the profitability of the Ag Business reportable segment as a whole, not necessarily one particular operating segment. Appendix 4, which has been provided supplementally and for which confidential treatment is requested, illustrates that our revenues with similar customers comprise 86% of our total Ag Business revenues for fiscal 2011.

d.	Similar methods used to distribute products

We believe the methods used to distribute products are sufficiently similar across all Ag Business operating segments for aggregation.

e.	Similar nature of regulatory environment

We believe the nature of the regulatory environment is sufficiently similar across all Ag Business operating segments for aggregation. All businesses in this segment have similar commodity risk management requirements.

Conclusion:

As all of the Ag Business operating segments meet the aggregation criteria, we believe that Ag Business is one reportable segment.

Appendix 5, which has been provided supplementally and for which confidential treatment is requested, includes the requested sales by geography for each of our operating segments. These amounts correspond with those presented in our Form 10-Ks and as such are presented by the location to which the product was transported. Appendix 6, which has been provided supplementally and for which confidential treatment is requested, includes the discrete financial information that is regularly furnished to the CODM. In addition, as requested, operating income has been provided for each of our operating segments in Appendix 2, which has been provided supplementally and for which confidential treatment is requested.

Note 15. Related Party Transactions, page F-38

4.	Please revise to disclose amounts related to related party transactions on the face of the income statement, balance sheet and statement of cash flows. See Rule 4-08(k) of Regulation S-X.

Linda Cvrkel

August 3, 2012

RESPONSE:

Although Rule 4-08(k) of Regulation S-X requires that the dollar amount of related party transactions be disclosed on the face of the financial statements, we believe that our footnote disclosure should be acceptable, after giving consideration to the nature of the related party transactions.

The nature of the related party purchases and sales represent those done with our equity method investees at market prices, and are no different than the transactions we enter into with any other third party we do business with. This is further supported by the commodity nature of the transactions done with our equity investees, where market prices are readily available on commodity exchanges. The related party equity method investees are disclosed separately in Note 4, Investments, as well as described further in our Form 10-K under Item I, Business, and in Item 7, Management’s Discussion and Analysis, as appropriate.

When looking at the magnitude of the related party transactions, the largest component disclosed in Note 15 is our sales to equity method investees. For the fiscal years presented, these combined sales represent less than 10% of total company sales, with the amount of related party sales declining each year as compared to total sales. Regulation S-K Item 101(c) requires disclosure of any single customer for which sales are 10% or greater. While we recognize that S-K Item 101(c) is not directly applicable, we believe it is a useful benchmark in evaluating disclosure requirements under Rule 4-08(k) of Regulation S-X. We believe that the balance sheet impact of our related party transactions is insignificant. The related party receivables for fiscal 2011 and 2010 represent less than 2% of total receivables and less than 1% of current assets. The related party payables for fiscal 2011 and 2010 represent less than 3% of total accounts payable and less than 1% of current liabilities. In addition, the change in payables and receivables during fiscal years 2011, 2010 and 2009 is also insignificant to the statement of cash flows.

While we understand that Rule 4-08(k) of Regulation S-X does not give quantitative thresholds, we believe that judgment can be exercised in applying the rule. Given the nature of the our related party transactions as described above, we believe that the disclosure of such transactions are provided in financial statement Notes 15 and 4, as well as Items 1 and 7 of Form 10-K is sufficient. We respectfully submit that our current presentation provides adequate and transparent disclosure.

Form 10-Q for the quarter ended February 29, 2012

Note 1. Accounting Policies

Basis of Presentation and Reclassifications, page 6

5.	We note your disclosure that as of September 1, 2011 you increased the expected useful lives of refining and asphalt assets in your Energy segment from 16 to 20 years, which you estimate will reduce depreciation expense by approximately $27 million in fiscal 2012. Please explain to us why you believe this increase in the useful lives of these assets was appropriate as of September 1, 2011. As part of your response, please tell us the nature of any changes in circumstances affecting the useful lives of these assets that occurred subsequent to August 31, 2011.

Linda Cvrkel

August 3, 2012

RESPONSE:

In the first quarter of 2012, based on the Board of Directors approval of significant capital projects related to our refining businesses, we completed an analysis of the useful lives of our refining assets. Due to these significant projects, we analyzed the estimated useful lives of the assets to be constructed, as well as the estimated remaining useful life of existing assets that will be impacted by the projects and those that will remain after the project. Based on our analysis, which included input from our operations and engineering personnel, as well as an independent study on the useful lives of similar assets, and the estimated useful lives utilized by others in the refining industry, we concluded that our best estimate of the useful lives of both the assets to be constructed and the existing refining assets that will remain after the projects is 20 years. Based on the guidance in ASC 250, we accounted for these changes as changes in accounting estimates and adjusted the estimated useful lives of these assets accordingly, which impacts depreciation expense prospectively.

Note 13. Acquisitions, page 20

6.	We note that pursuant to November 2011 agreements with Growmark and MFA, you will acquire certain amounts of NCRA’s outstanding stock in four separate closings over the next four years so that after the last transaction you will own 100% of NCRA. Please tell us, and disclose in the notes to the financial statements, why you believe it is appropriate to consider this agreement a mandatorily redeemable financial instrument, that is recorded at fair value, rather than accounting for the acquisition as a step acquisition under ASC 805. Include in your response and revised disclosure, all significant terms and conditions of the stock transfer agreement. Also, please tell us why you believe that beginning in the second quarter of 2012, it is appropriate to record the portion of NCRA earnings attributable to Growmark and MFA as interest, for patronage earned, rather than as net income attributable to non-controlling interests. It would appear that until the actual purchase of these non-controlling interests occurred on the stated closing dates, they should continue to be income from non-controlling interest on the statement of operations. Please advise or revise accordingly.

RESPONSE:

Since 1995, we have maintained a 74.4% ownership interest in NCRA. Our ownership, and proportionate voting rights in NCRA represent a controlling interest, and we have included NCRA in our consolidated financial statements through the present in accordance with ASC 805. Below we describe significant terms and conditions of the transaction and outline the analysis that was performed in determining what we believe to be the most appropriate accounting related to this transaction.

Linda Cvrkel

August 3, 2012

Background:

On November 29, 2011, our Board of Directors voted to approve two stock transfer agreements, dated November 17, 2011 (the “Agreements”) to purchase the non-controlling interests in NCRA. The Agreements were entered into with MFA Oil Company and Growmark, Inc (collectively, the “Sellers”). Pursuant to the Agreements, we will purchase 100% of the Class A and Class B common stock (the “Stock”) held by the Sellers who, at the date of the Agreements, owned 25.57% of the outstanding Stock of NCRA. The purchase of the Stock will occur over four distinct closings. On each September 1, beginning in 2012, we will receive a portion of the Stock owned by each of the Sellers in exchange for fixed cash payments totaling $351 million . Upon completion of the final closing dated September 1, 2015, we will legally own 100% of the stock of NCRA.

In addition to the cash purchase of the Stock, and in accordance with the Agreements, we are obligated to make two contingent purchase price payments following each closing (the “Contingent Payment”) if the Average Crack Spread Margin over the 12-month period ending on August 31 of the calendar year in which such Contingent Payment date falls exceeds $17.50 (the “Target Crack Spread”).

The Sellers are entitled to purchase their share of NCRA’s production based on their proportionate shareholding, adjusted at each of the Closings. The Agreements also require 100% of patronage-eligible earnings to be paid in cash patronage to each stockholder of NCRA by the October 31 immediately following each fiscal year, based on each stockholder’s purchases during the preceding fiscal year, until we have purchased 100% of the non-controlling interests.

Accounting Considerations for the Buy-Out Agreements

•

Timing of Accounting - The agreements call for the Closing of the sale of the Stock on September 1 in each of the following years, 2012, 2013, 2014 and 2015, at which time a fixed amount of cash will be paid by us to the Sellers and the Sellers will transfer their respective shares to us. There are no corporate approvals or any other conditions precedent required in order for these Closings to take place. We and the sellers are legally obligated to transfer the specified shares at the agreed price on each scheduled Closing date. Consequently, we believe that the agreements are forward purchase contracts that create a legal obligation which should be accounted for beginning in the interim period ended November 30, 2011.

•

Accounting Model for the Agreements - We are required by the Agreements to purchase the outstanding non-controlling interest based on an immediate payment when the Stock is transferred to us. In the legal form, we are required to purchase NCRA’s outstanding equity shares, which are considered to be our equity shares, as ASC 480-10-20 defines “issuers equity shares” as “the equity shares of any entity whose financial statements are included in the consolidated financial statements.” However, given the terms of the Agreements, the accounting for the transaction may result in a liability being recognized and not equity. To determine the appropriate accounting for the future acquisition of equity, the Agreements were evaluated to determine whether the obligation to purchase equity in the future is freestanding or embedded within a previous agreement. ASC 480-10-20 provides two scenarios in which an instrument would be deemed to be freestanding. One of the scenarios denotes that “an arrangement must be entered into separately and apart from any of the entity’s other financial instruments or equity transactions.” The Agreements were entered into with the Sellers separate from the original operating agreements that were drafted upon formation of NCRA or any other agreement completed thereafter. Therefore, the financial instruments within the Agreements are considered to be freestanding financial instruments and are subject to the guidance contained within ASC 480.

Linda Cvrkel

August 3, 2012

The Agreements contain two elements for which accounting needs to be considered:

1.	Fixed cash payment for shares transferred at settlement - ASC 480-10-25-8 requires that an entity record as a liability any financial instrument, other than an outstanding share, that at inception embodies an obligation to repurchase the issuer’s equity shares and requires or may require the issuer to settle the obligation by transferring assets. As mentioned above, the Agreements require us to repurchase our equity shares, represented by the non-controlling interest, by transferring assets, and the fixed cash payment for shares is considered a liability. Once this instrument has been considered a liability, the liability is initially valued in accordance with the guidance in ASC 480-10-30-3. This guidance states that “forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash shall be measured initially at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges.” ASC 480-10-30-5 continues by stating “equity shall be reduced by an amount equal to the fair value of the shares at inception.” As such, the liability will be recorded at the fair value of the shares at inception, with an offset to the recorded amount of non-controlling interest and with the excess of the amount paid over the carrying value of the non-controlling interest recorded as a reduction in our equity.

Subsequent measurement is addressed in ASC 480-10-35-3, which highlights two ways in which to subsequently measure the liability. ASC 480-10-35-3(b) states “… those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost.” The fixed cash payments should be accreted to the forward contract amount and any changes in the amounts paid or to be paid to holders of those contracts (when compared the initial recorded liability) will be reflected as interest cost, as highlighted in ASC 480-10-45-3. In substance, the parent accounts for the transaction as a financing of the repurchase of the non-controlling interest and, consequently, consolidates 100 percent of the subsidiary.

2.

Patronage Distributions - It was agreed that during the period until the final settlement date in 2015, that NCRA would continue to pay patronage distributions based on the member’s proportionate purchases. We view the future distributions to be in accordance with ASC 480. ASC480-10-35-3(b) states that “if either the amount to be paid or the settlement date varies based on specified conditions, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost.” Based on this guidance, we believe that future patronage distributions to be paid to the Sellers do not represent an obligation which should be included in the initial measurement of the liability resulting from the Agreements. The patronage distributions are based on future purchases of product from NCRA by the member/owners and the level of profitability of NCRA. In addition, the purchases by member/owners are not

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August 3, 2012

required and therefore the payment of future patronage distributions does not embody a liability until these variables are resolved and the amount of the patronage distribution can be determined. Accordingly, the amount of cash that would be paid under the conditions specified in the contract if settlement occurred as of November 30, 2011 reporting date would be $0. Based on this guidance, future patronage payments should be accounted for prospectively as a liability each quarter as purchases are made by the Sellers and as profitability of NCRA is determined, with a corresponding charge to interest cost.

Conclusion:

We have a controlling interest in NCRA and have committed to acquire 100% of the outstanding NCRA Stock by entering into a forward contract to purchase the Stock from the Sellers at a future date. In exchange for the Stock, we are contractually obligated to pay the Sellers for the percentage of the Stock being sold to us on each of the four (4) Closing Dates along with a future payment on October 31st after each Closing when the conditions of the payment formula are satisfied. No corporate approvals are required relative to each Closing or all payments related thereto. Patronage payments will continue to be paid based on the volume of business each member does with NCRA.

The substance of the transaction is to become the sole controlling interest in NCRA, and therefore, we will assume full economic interest in NCRA by consolidating 100% of NCRA operations. All income derived from NCRA will be reflected in our earnings, and the NCRA non-controlling interests were removed from the balance sheet. The entries upon initial measurement to establish the liabilities have been reflected in equity. Subsequent fair value adjustments, including interest accretion, will be recorded as interest cost or cost of goods sold in the statement of operations. Future patronage payments made to Sellers will be treated as interest expense.

Disclosure:

In future filings, we will replace the last paragraph of the disclosure with the following paragraph, which shows additions in bold, underlined text.

“As all conditions associated with the purchase have been met, we have accounted for this transaction as a forward purchase contract which required recognition in the first quarter of fiscal 2012 in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480). As a result, we are no longer including the non-controlling interests related to NCRA as a component of equity. Instead, we recorded the present value of the future payments to be made to Growmark and MFA as a liability on our Consolidated Balance Sheet as of November 30, 2011. The liability as of May 31, 2012 was $332.7 million, including interest accretion of $4.0 million. Non-controlling interests in the amount of $337.1 million was reclassified and an additional adjustment to equity in the amount of $96.7 million was recorded as a result of the transaction. The equity adjustment included the initial fair value of the crack spread contingent payments of $105.2 million. The fair value of the liability associated with the crack spread contingent payments was calculated utilizing an average price option model, an adjusted

Linda Cvrkel

August 3, 2012

Black- Scholes pricing model commonly used in the energy industry to value options. As of May 31, 2012, the fair value of the crack spread contingent payment was $98.4 million and is included on our Consolidated Balance Sheet in other liabilities with changes of $2.6 million and $6.7 million included as a reduction in cost of goods sold in our Consolidated Statements of Operations during the three and nine months ended May 31, 2012, respectively. The portion of NCRA earnings attributable to Growmark and MFA for the first quarter of fiscal 2012, prior to the transaction date, have been included in net income attributable to non-controlling interests. Beginning in our second quarter of fiscal 2012, in accordance with ASC 480, earnings are no longer attributable to the non-controlling interests and patronage earned by Growmark and MFA are included as interest, net in our Consolidated Statements of Operations. During the three and nine months ended May 31, 2012, $49.5 million and $63.4 million was included in interest for the patronage earned, respectively.”

This letter also acknowledges that:

•	CHS Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHS INC.

/s/ David A. Kastelic
David A. Kastelic
Executive Vice President and CFO

DAK

Enclosures

Linda Cvrkel

August 3, 2012

Supplementally Provided Information for which CHS Inc. Requests Confidential Treatment

1.	Appendix 2 – Sales by Operating Segment (Fiscal 2011)

2.	Appendix 3 – CHS Inc. Summary by Operating Segment

3.	Appendix 4 – Sales by Customer Class (Fiscal 2011)

4.	Appendix 5 – Sales by Geography (FY 2011)

5.	Appendix 6 – CHS Inc. Income Summary (September 1 – August 31), and the CHS Inc. Operating Statement (September 1 – August 31) for each of the following: Crop Nutrients; Country Operations; Grain Marketing; and Oilseed Processing

Mark Palmquist
Exec VP & COO
Elle Gruening
Exec Asst
John McEnroe
Senior Vice President
Country Operations
Rick Browne
Senior Vice President
North America
Claudio Scarrozza
Senior Vice President
Europe
Stefano Rettore
Senior Vice President
South America
Dennis Wendland
Senior Vice President
Oilseed Processing
Open
Director
Trade Risk Management

CHS Inc. Ag Business 5/03/11 Carl Casale President & CEO Carl Casale President & CEO Appendix 1